# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cal Redwood Acquisition Corp., CIK 0002058359
CUSIP: G17564124
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: 2440 SAND HILL ROAD, SUITE 101, MENLO PARK, California (CA), 94025
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001085146-25-003416
Filed by CIK 0000803012

## Reporting persons
- TD SECURITIES (USA) LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 630,054; shared voting power 0; sole dispositive power 630,054; shared dispositive power 0; aggregate amount beneficially owned 630,054 (2.7% of the class)
- Cowen Financial Products LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,170,600; shared voting power 0; sole dispositive power 1,170,600; shared dispositive power 0; aggregate amount beneficially owned 1,170,600 (4.9% of the class)
- Toronto Dominion Holdings USA Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD Group US Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Toronto Dominion Bank: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Cal Redwood Acquisition Corp.
Address of issuer's principal executive offices:
2440 SAND HILL ROAD, SUITE 101, MENLO PARK, CALIFORNIA
94025

## Item 2. Person Filing
Name of person filing:
TD SECURITIES (USA) LLC

Cowen Financial Products LLC

Toronto Dominion Holdings USA Inc.

TD Group US Holdings LLC

Toronto Dominion Bank
Address of principal business office or, if none, residence:
ONE VANDERBILT AVENUE
NEW YORK, New York
10017

The address of TD Securities (USA) LLC's ("TDS") principal office, Cowen Financial Products LLC's ("CFP") principal office, and Toronto Dominion Holdings (USA), Inc.'s ("TDH") principal office is 1 Vanderbilt Avenue, New York, New York 10017. The address of TD Group US Holdings LLC's ("TD GUS") principal office is 251 Little Falls Drive, Wellington, Delaware 19808. The address of Toronto Dominion Bank's ("TD Bank") principal office is Toronto-Dominion Centre, 66 Wellington Street West, 12th Floor, TD Tower, Toronto,
Ontario, Canada M5K 1A2.
Citizenship:
TD SECURITIES (USA) LLC - DELAWARE

Cowen Financial Products LLC - DELAWARE

Toronto Dominion Holdings USA Inc. - DELAWARE

TD Group US Holdings LLC - DELAWARE

Toronto Dominion Bank - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,800,654
Percent of class: 7.6
Sole power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 630,054

Cowen Financial Products LLC - 1,170,600

Toronto Dominion Holdings USA Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0
Shared power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 0

Cowen Financial Products LLC - 0

Toronto Dominion Holdings USA Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0
Sole power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 630,054

Cowen Financial Products LLC - 1,170,600

Toronto Dominion Holdings USA Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0
Shared power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 0

Cowen Financial Products LLC - 0

Toronto Dominion Holdings USA Inc. - 0

TD Group US Holdings LLC - 0

Toronto Dominion Bank - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: TD Securities (USA) LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares of Cal Redwood Acquisition Corp. will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 12, 2025

TD SECURITIES (USA) LLC

By: /s/ Christina Petrou
Title: Executive Vice President & Chief Operating Officer

COWEN FINANCIAL PRODUCTS LLC

By: /s/ John Holmes
Title: Chief Operating Officer

TORONTO DOMINION HOLDINGS USA, INC.

By: /s/ Christina Petrou
Title: Executive Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By: /s/ Salma Salman
Title: Senior Vice President & Chief Financial Officer

THE TORONTO-DOMINION BANK

By: /s/ Christina Petrou
Title: Executive Vice President & Chief Operating Officer

## Signatures
- TD SECURITIES (USA) LLC: /s/ Christina Petrou, Christina Petrou / Executive Vice President & Chief Operating Officer (08/12/2025)
- Cowen Financial Products LLC: /s/ John Holmes, John Holmes / Chief Operating Officer (08/12/2025)
- Toronto Dominion Holdings USA Inc.: /s/ Christina Petrou, Christina Petrou / Executive Vice President & Chief Operating Officer (08/12/2025)
- TD Group US Holdings LLC: /s/ Salma Salman, Salma Salman / Senior Vice President and Chief Financial Officer (08/12/2025)
- Toronto Dominion Bank: /s/ Christina Petrou, Christina Petrou / Executive Vice President & Chief Operating Officer (08/12/2025)